Exhibit 3.1

CERTIFICATE OF ELIMINATION OF THE

10% MANDATORY CONVERTIBLE PREFERRED STOCK, SERIES B

OF

REGIONS FINANCIAL CORPORATION

(Pursuant to Section 151(g) of the General Corporation Law of the State of Delaware)

Regions Financial Corporation, a corporation duly organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”), certifies as follows:

FIRST: The Certificate of Designations originally filed on May 26, 2009 and re-filed on May 13, 2010 and constituting part of the Corporation’s Amended and Restated Certificate of Incorporation (the “Certificate of Designations”) authorizes the issuance of 287,500 shares of preferred stock of the Corporation, par value $1.00 per share, designated as 10% Mandatory Convertible Preferred Stock, Series B (the “Series B Preferred Stock”).

SECOND: Pursuant to the provisions of Section 151(g) of the General Corporation Law of the State of Delaware (the “DGCL”), the Board of Directors of the Corporation adopted the following resolutions:

RESOLVED, that none of the authorized shares of the 10% Mandatory Convertible Preferred Stock, Series B (“Series B Preferred Stock”) are outstanding and none of the authorized shares of such series of preferred stock will be issued subject to the Certificate of Designations with respect to the Series B Preferred Stock filed on May 13, 2010 and constituting part of the Corporation’s Amended and Restated Certificate of Incorporation (the “Series B Certificate of Designations”); and

RESOLVED, that the Secretary of the Corporation is authorized and directed to execute a Certificate of Elimination as provided by Section 151(g) of the Delaware General Corporation Law in accordance with Section 103 of the Delaware General Corporation Law, substantially in the form attached as an exhibit to these resolutions, with such changes therein as the Secretary may approve and as are permitted by the Delaware General Corporation Law to be made by such officer, such approval to be conclusively evidenced by the Secretary’s execution of such Certificate of Elimination, and to file the same forthwith in the Office of the Secretary of State of the State of Delaware, and when such Certificate of Elimination becomes effective, all references to the Series B Preferred Stock in the Amended and Restated Certificate of Incorporation of the Corporation shall be eliminated and the shares of the Series B Preferred Stock shall resume the status of authorized and unissued shares of preferred stock of the Corporation, without designation as to series.

THIRD: Pursuant to the provisions of Section 151(g) of the DGCL, all references to Series B Preferred Stock in the Corporation’s Amended and Restated Certificate of Incorporation hereby are eliminated, and the shares that were designated to such series hereby are returned to the status of authorized but unissued shares of preferred stock of the Corporation, without designation as to series.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Elimination to be signed by John D. Buchanan, its Senior Executive Vice President, General Counsel and Corporate Secretary, this 21st day of June, 2010.

REGIONS FINANCIAL CORPORATION

By:	/s/ John D. Buchanan
Name:	John D. Buchanan
Title:	Senior Executive Vice President, General Counsel and Corporate Secretary